

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 13, 2016

Karl McDonnell
Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, Virginia 20171

> **Re: Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 28, 2016**
> **File No. 000-21039**

Dear Mr. McDonnell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Daniel W. Jackson, CFO